Exhibit 95

Mine Safety Disclosure

During the third quarter of 2013, there were two reportable events, both occurring in July 2013.  Two citations were received from Mine Safety and Health Administration for a violation of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard under section 104 of the Federal Mine Safety and Health Act.  These conditions were quickly remediated by the Company and closed out.

During the second quarter of 2013, there were three reportable events, all occurring in April 2013.  Three citations were received from Mine Safety and Health Administration for a violation of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard under section 104 of the Federal Mine Safety and Health Act.  These conditions were quickly remediated by the Company and closed out.

During the first quarter of 2013, there were no reportable events.

No orders were issued under section 104(b) or 107(a), no citations or orders were issued under section 104(d) and there were no violations under section 110(b)(2). There were no mine-related fatalities. No written notice from the Mine Safety and Health Administration of a pattern of violations or the potential to have such a patter was received. There were no pending legal actions before the Federal Mine Safety and Health Review Commission.